Exhibit 99.4

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Change in directorate

In accordance with paragraph 3.59 of the JSE Listings Requirements shareholders are advised that Mr Tshepo Mahloele, the Class B shareholder representative, has resigned from the Board of Telkom with immediate effect. The Board thanks Mr Mahloele for his contribution during his tenure as a director of Telkom.

In terms of the company's articles of association, the Class B shareholder has replaced Mr Mahloele as a director of Telkom by nominating Mr Brian Molefe to the Board of Telkom with immediate effect.

30 January 2008
Pretoria
Sponsor: UBS South Africa